
July 24, 2012

Via E-mail
Mark D. Klein
Chief Executive Officer and Co-Executive Chairman
National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271

> **Re: National Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed July 15, 2013**
> **File No. 333-189940**

Dear Mr. Klein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us what consideration you gave to disclosing the existence and substance of any agreements or understandings Gilman Ciocia has with the Securities and Exchange Commission regarding changes Gilman may be required to make to its subsidiaries' sales practices if the proposed merger is not consummated. To the extent that these agreements or understandings played a role in the merger negotiations, the merger consideration or Gilman's motivation to enter into the transaction, please provide disclosure of these agreements and understandings. To the extent you believe they were not material to the transaction, negotiations or motivation for entering the transaction, please provide us with an analysis supporting your conclusion that they were not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director